

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

<u>Via E-mail</u>
Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South
Suite 900
Nashville, TN 37201

      Re: Pinnacle Financial Partners, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 25, 2014
              File No. 000-31225

Dear Mr. Carpenter:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Amit Pande

                              Amit Pande
                              Accounting Branch Chief